FIRST GUARANTY BANCSHARES, INC.
400 East Thomas Street
Hammond, Louisiana 70401

April 13, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         First Guaranty Bancshares, Inc.
Registration Statement on Form S-4 (Registration Number 333-217074)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Guaranty Bancshares, Inc., a Louisiana corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on April 17, 2017 at 11:30 a.m., or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Eric J. Dosch
Eric J. Dosch
Chief Financial Officer and Treasurer